Exhibit 99.7

Company	Wolseley PLC
TIDM	WOS
Headline	Holding(s) in Company
Released	09:44 04-Mar-05
Number	3369J

RNS Number:3369J
Wolseley PLC
04 March 2005

We have today been informed that Barclays PLC no longer has a notifiable interest in the Company's ordinary shares of 25p each.

Further Information

M. J. White – Group Company Secretary and Counsel
0118 929 8700

This information is provided by RNS
The company news service from the London Stock Exchange

END